Exhibit 99.2

Preventative Healthcare Enabled Earnings Presentation May 2021

MEDIROM HEALTHCARE TECHNOLOGIES

Important Notices

IMPORTANT NOTICES AND DISCLAIMERS

Forward Looking Statements

Certain statements included in this presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "design," "target," "aim," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "predict," "project," "potential," "goal" or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These forward-looking statements include, but are not limited to, statements regarding future revenue, Adjusted EBITDA, Adjusted EBITDA Margin, debt, capital expenditure and cash flow estimates and forecasts of other financial and performance metrics (including key performance indicators), and projections of market size and opportunity. These statements are based on various assumptions and on the current expectations of the Company and its management and are not predictions of actual performance. While our management considers these assumptions and expectations to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, including continuing impact of the COVID-19 pandemic, and other risks detailed under the caption "Risk Factors" in the Company's Annual Report on Form 20-F as filed with the SEC for the year ended December 31, 2020 on May 17, 2021, as updated or revised for any material changes described in subsequently filed SEC filings, most of which are difficult to predict and many of which are beyond our control. If the risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect the Company's expectations, plans or forecasts of future events and views as of the date of this presentation. The Company anticipates that subsequent events and developments will cause these assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company's assessments as of any date subsequent to the date of this presentation.

Non-GAAP Financial Measures

This presentation includes key performance indicators and non-GAAP financial metrics that we use to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. Adjusted EBITDA and Adjusted EBITDA Margin are financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Definitions for such non-GAAP measures can be found in the Appendix to this presentation. Any non-GAAP financial measures used in this presentation are in addition to, and not meant to be considered superior to, or a substitute for, the Company's financial statements prepared in accordance with GAAP. A reconciliation of each of these non-GAAP measures to their nearest GAAP measure is set forth in the Appendix to this presentation.

The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. The Company's management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and our board of directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in com paring our financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Undue reliance should not be placed on these measures as the Company's only measures of operating performance, nor should such measures be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as used in respect of the Company may not be comparable to similarly titled amounts used by other companies.

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MEDIROM HEALTHCARE TECHNOLOGIES Financial Highlights #1 (year - over - year) Total Revenue : Decreased by 14.5% to $32.4 million, due to lock - down in April and May 2020. Cost of Revenues : Stayed relatively flat, as a result of an increase in the total number of salons from 283 to 290, offset by cost reduction efforts to mitigate the impact of COVID - 19. SG&A : Increased by 22.6%, mainly due to the office relocation and IPO expenses/costs. Impairment Loss : Increased by 139.1%, as certain salons with relatively long contract terms of leases and large amounts of asset retirement costs were impaired. Net Loss : $5.2 million recorded due to the COVID - 19 halt and temporarily increased SG&A. 3

MEDIROM HEALTHCARE TECHNOLOGIES Financial Highlights #2 (FY2020) Adjusted EBITDA : Negative $5.3 million in the year ending December 31, 2020. Adjusted EBITDA Margin : Minus 16.3% in the year ending December 31, 2020. Cashflow from Operating Activities : Negative $3.5 million, mainly due to the decrease in net income. Cashflow from Investing Activities : Negative $1.3 million, primarily due to salons acquisitions from franchisees. Cashflow from Financing Activities : Positive $13.8 million, primarily due to $11.3 million in proceeds from the IPO and the special long - term bank loans for the COVID - 19 pandemic. Net cash : Increased by $8.9 million. 4

Consolidated Income Statement

MEDIROM

(In Thousands)

	Year ended December 31, 2020($) (1)	Year ended December 31, 2020(¥)	2019(¥)	Change (2020-2019)
Revenues:				
Relaxation Salons	32,134	3,315,947	3,864,656	-14.2%
Digital Preventative Healthcare	249	25,670	43,608	-41.1%
Total revenue	32,383	3,341,617	3,908,264	-14.5%
Cost of revenues and operating expenses:				
Cost of revenues	28,226	2,912,667	2,957,506	-1.5%
Selling, general and administrative expenses	10,355	1,068,537	871,862	22.6%
Impairment loss on long-lived assets	1,032	106,501	44,546	139.1%
Total cost of revenues and operating expenses	39,613	4,087,705	3,873,914	5.5%
Operating (loss) income	(7,230)	(746,088)	34,350	-2272.0%
Net (loss) income	(5,225)	(539,170)	17,335	-3210.3%
Adjusted EBITDA(2)	(5,267)	(543,456)	139,301	-490.1%
Adjusted EBITDA margin(3)	-16.3%	-16.3%	3.6%	-19.9%

(1) Convenience translations of Japanese yen into U.S. dollars have been made at the exchange rate of ¥103.190 = US$1.00, which was the foreign exchange rate on December 31, 2020 as reported by the Board of Governors of the Federal Reserve System. (www.federalreserve.gov/releases/h10/)

(2) We define Adjusted EBITDA as net income (loss), adjusted to exclude: (i) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) other, net, (v) income tax expense, (vi) equity in earnings (loss) of investment, (vii) depreciation and amortization, (viii) losses on sales of directly-operated salons to franchises, (ix) losses on disposal of property and equipment, and other intangible assets, and (x) impairment loss on long-lived assets. Management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or other measurements under GAAP. Adjusted EBITDA is not calculated identically by all companies and, therefore, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

(3) Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

MEDIROM HEALTHCARE TECHNOLOGIES

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MEDIROM HEALTHCARE TECHNOLOGIES Consolidated Balance Sheet (1) Convenience translations of Japanese yen into U.S. dollars have been made at the exchange rate of ¥103.190 = US$1.00, whi ch was the foreign exchange rate on December 31, 2020 as reported by the Board of Governors of the Federal Reserve System. ( www.federalreserve.gov/releases/h10/ ) (In Thousands) 6 Year Ended on December 31 Year Ended on December 31 2020($) (1) 2020(¥) 2019(¥) Assets: Current assets 20,227 2,087,224 1,378,729 Non - current assets 35,141 3,626,242 3,378,736 Total Assets 55,368 5,713,466 4,757,465 Liabilities: Current liabilities 25,706 2,652,588 2,262,689 Non - current liabilities 24,902 2,569,621 1,894,718 Total Liabilities 50,608 5,222,209 4,157,407 Shareholders’ Equity: Common stock, no par value; 11,429 1,179,313 595,000 Class A common stock, no par value; 1 100 100 Treasury stock (29) (3,000) (3,000) Additional paid - in capital 9,867 1,018,146 713,267 Accumulated deficit (16,506) (1,703,302) (705,309) Total Shareholders’ Equity 4,761 491,257 600,058 Total Liabilities and Shareholders’ Equity 55,368 5,713,466 4,757,465

MEDIROM HEALTHCARE TECHNOLOGIES Consolidated Cashflow Statement (1) Convenience translations of Japanese yen into U.S. dollars have been made at the exchange rate of ¥103.190 = US$1.00, whi ch was the foreign exchange rate on December 31, 2020 as reported by the Board of Governors of the Federal Reserve System. ( www.federalreserve.gov/releases/h10/ ) (In Thousands) 7 Year ended December 31, Year ended December 31, 2020($) (1) 2020(¥) 2019(¥) Net (loss) income attributable to shareholders (5,225) (539,170) 17,335 Net cash provided by operating activities (3,551) (366,420) 7,870 Net cash used in investing activities (1,353) (139,599) (37,931) Net cash provided by (used in) financing activities 13,879 1,432,131 331,994 Net increase (decrease) of cash and cash equivalents during the period 8,975 926,112 301,933 Cash and cash equivalents at beginning of period 4,977 513,621 211,688 Cash and cash equivalents at end of period 13,952 1,439,733 513,621

MEDIROM HEALTHCARE TECHNOLOGIES Achievements in 2020 Annual KPIs ✔ Relaxation Salon Business ▪ MEDIROM operates or franchises 290 bodywork salons in Japan at the end of 2020 , increased by 7 salons from December 2019 . ▪ 150 of the salons are directly operated as of December 31 , 2020 . ▪ Our Relaxation Salon Business Segment experienced 14 . 2 % YoY revenue drop from 2019 to 2020 , due to COVID - 19 pandemic . ✔ Digital Preventative Healthcare Business ▪ The revenue decreased 41 . 1 % for the year ended December 31 , 2020 compared to the same period in 2019 , as a result of a slower increase in the number of participants in the Health Guidance Program during the COVID - 19 pandemic . ▪ In June 2020 , we received a pre - order for the MOTHER Tracker® . It is still at development stage, and we expect we start to manufacture and sell the device in 2021 . Business Progress in 2020 8 Year ended December 31, 2020 2019 Number of Salons 290 283 Sales per Customer (1) ¥ 6,486 ¥ 6,064 Repeat Ratio 82.60% 81.72% Operation Ratio 48.20% 50.36% Total Customers Served (2) 64,649 69,704 (1) We define sales per customer as the ratio of total salon sales to number of treated customers at salons (other than JOYHANDS WELLNESS for which comparative financial and customer data is not available). (2) Total customers served is the actual number of served customers in the month of December of each year, excluding JOYHANDS WELLNESS as comparative financial and customer data is not available. Definitions: Number of Salons . Directly - operated salons, and franchisees’ salons. Total Customers Served . The number of customers serviced at salons (other than JOYHANDS WELLNESS). Sales Per Customer . The ratio of total salon sales to number of treated customers at salons (other than JOYHANDS WELLNESS). Repeat Ratio . The ratio of repeat customer visits to total customer visits in the applicable month or other stated period. Operation Ratio . The ratio of therapists’ in - service time to total therapists’ working hours (including stand - by time) for the applicable month or other stated period.

MEDIROM HEALTHCARE TECHNOLOGIES 9 Appendix: Reconciliation of Non - GAAP Measures (in thousands, except Adjusted EBITDA margin) 2020($) 2020(¥) 2019(¥) Net (loss) income $ (5,225) ¥ (539,170) ¥ 17,335 Dividend income and interest income (13) (1,334) (1,338) Interest expense 128 13,234 13,591 Gain from bargain purchases — — (6,487) Other, net (1,272) (131,299) (4,153) Income tax expense (848) (87,519) 15,961 Equity in earnings (loss) of investment — — (559) Operating income $ (7,230) ¥ (746,088) ¥ 34,350 Depreciation and amortization 604 62,290 46,174 Losses on sales of directly - operated salons to franchises — — 9,600 Losses on disposal of property and equipment, net and other intangible assets, net 328 33,841 4,631 Impairment loss on long - lived assets 1,031 106,501 44,546 Adjusted EBITDA $ (5,267) ¥ (543,456) ¥ 139,301 Adjusted EBITDA margin - 16.3% - 16.3% 3.6%

Thank You! MEDIROM Healthcare Technologies Inc. 2 - 3 - 1, Daiba, Minato - ku, Tokyo, JAPAN 135 - 0091 Email: ir@medirom.co.jp www.medirom.co.jp/en /ir